SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82968B103

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,205,832,796 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,205,832,796 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,205,832,796 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 83.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) All of the shares beneficially owned by Liberty Media Corporation are held indirectly through wholly-owned subsidiaries of Liberty Media Corporation.

(2) Based on the 3,846,631,694 shares of common stock, par value $0.001 per share, of Sirius XM Holdings Inc. (the “Issuer”) outstanding as of April 26, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on April 30, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, Amendment No. 4 filed with the Commission on March 17, 2014, Amendment No. 5 filed with the Commission on November 3, 2014, Amendment No. 6 filed with the Commission on November 4, 2021, Amendment No. 7 filed with the Commission on September 26, 2023 and Amendment No. 8 filed with the Commission on December 13, 2023 (together, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D constitutes Amendment No. 9 to the Liberty Schedule 13D (this “Amendment”). Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

Amendments to Reorganization Agreement and Merger Agreement

On June 16, 2024, the Reporting Person entered into amendments to the Reorganization Agreement (the “Reorganization Agreement Amendment”) and the Merger Agreement (the “Merger Agreement Amendment” and together with the Reorganization Agreement Amendment, the “Amendments”).

The Amendments, among other things, ratably adjust the exchange ratios in each of the Reorganization Agreement and the Merger Agreement in connection with the Transactions to reduce, by 90%, the total number of outstanding shares of New Sirius Common Stock immediately following the closing of the Transactions.

These changes to the exchange ratios affect the Issuer’s stockholders and holders of shares of LSXMA, LSXMB, and Liberty’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK” and, together with LSXMA and LSXMB, the “Liberty SiriusXM Common Stock”), uniformly and will not alter any such stockholder’s percentage interest in the outstanding shares of New Sirius Common Stock as of immediately following the closing of the Transactions as compared to what such stockholder’s percentage interest in New Sirius Common Stock would have been without such revisions to the exchange ratios, except to the extent that it results in some stockholders receiving cash in lieu of owning a fractional share of New Sirius Common Stock. These changes to the exchange ratios are intended to preserve the economics of the Transactions announced in December 2023, while reducing the number of shares of New Sirius Common Stock that would be outstanding immediately after the closing of the Transactions. In addition, these changes are expected to more closely align the nominal share price of New Sirius Common Stock immediately after the closing of the Transactions with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off, and increase the nominal price per share of New Sirius Common Stock, which is designed to help improve trading dynamics in the stock and potentially increase its attractiveness to investors.

The Amendments are further summarized below and have been approved by the board of directors of the Reporting Person, the Special Committee of the Sirius XM Board and the Sirius XM Board. The board of directors of the Reporting Person has recommended that holders of shares of LSXMA and LSXMB vote in favor of the Split-Off, as it has been amended by the Reorganization Agreement Amendment.

Additionally, in connection with the execution of the Merger Agreement Amendment, Liberty Radio, LLC, a wholly owned subsidiary of the Reporting Person that holds a majority of the outstanding shares of Common Stock, in its capacity as a stockholder of the Issuer, has delivered to the Issuer a written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware approving and adopting the Merger Agreement, as amended by the Merger Agreement Amendment, and approving the transactions contemplated thereby. As a result, no meeting of the stockholders of the Issuer will be held in connection with the Transactions, as such Transactions have been amended by the Amendments.

Reorganization Agreement Amendment

The Reorganization Agreement Amendment, among other things, (i) revises the definition of the “Exchange Ratio” to multiply the original calculation thereof set forth in the Reorganization Agreement by one tenth (0.1) to implement the reduction in the number of shares of New Sirius Common Stock outstanding immediately following the closing of the Transactions, (ii) revises the restructuring plan contemplated by the Reorganization Agreement to provide for, among other things, the conversion of Sirius XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Sirius XM Holdings, to Sirius XM Radio LLC, a Delaware limited liability company, in accordance with the Delaware General Corporation Law and the Delaware Limited Liability Company Act (the “Conversion”) and (iii) provides that the completion of the Conversion be a condition to the closing of the Split-Off.

Merger Agreement Amendment

The Merger Agreement Amendment, among other things, (i) revises the definition of “SiriusXM Exchange Ratio” under the Merger Agreement to be one-tenth (0.1) of a share of New Sirius Common Stock to implement the reduction in the number of shares of New Sirius Common Stock outstanding immediately following the closing of the Transactions, (ii) entitles record holders of shares of Common Stock immediately prior to the closing of the Merger who would have otherwise been entitled to receive a fractional share of New Sirius Common Stock in the Merger to receive cash in lieu of the issuance of any such fractional share and (iii) provides that the approval of the Conversion by the United States Federal Communications Commission be a condition to the closing of the Merger.

The foregoing descriptions of the Reorganization Agreement Amendment and Merger Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Reorganization Agreement Amendment and Merger Agreement Amendment, respectively, which are included as Exhibit 7(j) and Exhibit 7(k), respectively, to this Amendment and incorporated into this Item 4 by reference.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Sirius XM Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Sirius XM Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, including with respect to the Merger, and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of its holdings of shares of Common Stock, as the case may be. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and restated in its entirety as follows:

(a) As of April 30, 2024, the Reporting Person beneficially owns 3,205,832,796 shares of Common Stock, which represent approximately 83.3% of the outstanding shares of Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act and based upon the 3,846,631,694 shares of Common Stock outstanding as of April 26, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Commission on April 30, 2024. As of the date hereof, John C. Malone beneficially owns 267,141 shares of Common Stock; Gregory B. Maffei beneficially owns 911,824 shares of Common Stock, including 216,900 stock options exercisable within the next 60 days; and Evan D. Malone beneficially owns 457,303 shares of Common Stock, including 216,900 stock options exercisable within the next 60 days.

(b) The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares. All of the shares beneficially owned by the Reporting Person are held indirectly through wholly-owned subsidiaries of the Reporting Person.

(c) On May 23, 2024, Mr. Maffei and Mr. Evan Malone were each granted 64,103 restricted stock units with respect to the Issuer’s Common Stock, which will vest on May 23, 2025. On June 2, 2024, 50,072 restricted stock units held by each of Mr. Maffei and Mr. Evan Malone vested into 50,072 shares of the Issuer’s Common Stock. Other than as disclosed in this Amendment, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

7(f)	Assistant Secretary’s Certificate of Liberty Media Corporation (incorporated by reference to Exhibit 7(f) to the Reporting Person’s Schedule 13D/A (SEC File No. 005-50791) filed with the Commission on September 26, 2023).
7(j)	First Amendment to Reorganization Agreement, dated as of June 16, 2024, by and among Liberty Media Corporation, Sirius XM Holdings Inc. and Liberty Sirius XM Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Form 8-K (SEC File No. 001-35707) filed with the Commission on June 17, 2024).
7(k)	First Amendment to Agreement and Plan of Merger, dated as of June 16, 2024, by and among Liberty Media Corporation, Sirius XM Holdings Inc., Liberty Sirius XM Holdings Inc. and Radio Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Form 8-K (SEC File No. 001-35707) filed with the Commission on June 17, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024	LIBERTY MEDIA CORPORATION

	By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Vice President and Assistant Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation is set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director
Gregory B. Maffei	Chief Executive Officer, President and Director
Robert R. Bennett	Director
Derek Chang	Director
Brian M. Deevy	Director
M. Ian G. Gilchrist	Director
Evan D. Malone	Director
Larry E. Romrell	Director
Andrea L. Wong	Director
Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer
Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer